NO ACT

PE
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010481

January 22, 2010

Andrew Bonzani
Vice President, Assistant General Counsel
and Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-22-2010

Re: International Business Machines Corporation
Incoming letter dated December 17, 2009

Dear Mr. Bonzani:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to IBM by the AFSCME Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

January 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 17, 2009

The proposal would amend the bylaws to require that the chairman be an independent director, as defined in the proposal.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Vice President, Assistant General Counsel
and Secretary
International Business Machines Corporation
One New Orchard Road
Armonk, New York 10504

December 17, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: IBM Stockholder Proposal – AFSCME Employees Pension Plan

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am writing to notify you of the intent of International Business Machines Corporation, a New York corporation ("IBM" or the "Company"), to exclude from its proxy statement and form of proxy for its annual meeting of stockholders scheduled to be held on April 27, 2010 (the "Proxy Materials"), a stockholder proposal received from the AFSCME Employees Pension Plan (the "Proponent" or the "Plan"). I am enclosing six copies of this letter, together with a letter dated November 6, 2009 from the Proponent, which includes the aforementioned stockholder proposal to amend certain provisions of the Company's By-laws to require the election of an independent Chairman of the Board (the "Proposed By-law Amendments") and the related supporting statement (the "Supporting Statement," together with the Proposed By-law Amendments, the "Proposal") (*see* attached **Exhibit A**). As required by Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than 80 calendar days before the Company files its definitive Proxy Materials with the SEC.

THE PROPOSAL

The Proposal states:

RESOLVED, that pursuant to Article XII of the Bylaws, the stockholders of International Business Machines Corporation ("IBM") amend the Bylaws to add the following text to the end of Article V, section 5:

"The Chairman of the Board shall be a director who is independent from the Corporation. A director is not "independent" if he or she:

(a) in the last five years has been (i) employed by the Corporation; (ii) employed by, served as a director of or has had a five percent or greater equity interest in an entity that makes payments to or receives payments from the Corporation and either: (A) such payments account for one percent or more of the entity's or the Corporation's consolidated gross revenues in any single fiscal year; or (B) if the entity is a debtor or creditor of the Corporation, the amount owed exceeds one percent of the Corporation's or entity's assets; (iii) an employee or director of a foundation, university or other non-profit organization that receives donations from the Corporation, or the director has been a direct beneficiary of any donations to such an organization; or (iv) part of an interlocking directorate in which the CEO or other employee of the Corporation serves on the board of an entity employing the director; or

(b) in the past five years has provided consulting or other services to the Corporation or an executive officer of the Corporation; or

(c) is the parent, child, sibling, aunt, uncle or cousin of someone described in any of the subsections in (a) or (b) above.

If the Board determines that a Chairman of the Board who was independent when selected is no longer independent, the Board shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively."

The stockholders further amend the Bylaws to delete the first sentence in Article V, section 8, which requires that either the Chairman of the Board or President be the Chief Executive Officer. The second sentence of Article V, section 8 is amended to replace "The officer so designated" with "The Chief Executive Officer."

SUPPORTING STATEMENT

IBM's CEO, Samuel Palmisano, also serves of chairman of IBM's board of directors. As Intel chairman Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, be needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" Also, in our view, these roles require different skills and temperaments.

We urge stockholders to vote for this proposal.

[End of Proposal]

IBM believes the Proposal may properly be omitted from its Proxy Materials for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York. In analyzing the Proposal for the purposes of this letter, we have assumed that the Company would take only those actions specifically called for by the Proposal.

GROUNDS FOR EXCLUSION

The Proposal may properly be excluded from the Proxy Materials pursuant to:

- Rules 14a-8(b)(1), (b)(2) and (f) because the Proponent failed to provide the complete and proper information required under such rules;
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite as well as materially misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New York law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

We believe that each of these grounds for challenge are independently good and sufficient bases for exclusion of this proposal. Without detracting from any of these arguments, we want to emphasize that the proposal at issue is not a typical precatory proposal, submitting an item for a vote by investors, with the ultimate decision left to the Board of Directors. Rather, this proposal purports to be a binding by-law amendment, implementing procedures that go to the core of how the Company operates and manages its business and affairs. We submit that the following arguments demonstrate without question that the proposal is so fundamentally flawed, vague, indefinite and misleading as to be impossible to understand or implement -- deficiencies which should not be accepted for any proposal but which cannot be tolerated for proposals that purport to be binding on the Company. If this proposal is permitted to be included in our proxy materials, the Company will face the untenable risk of potentially being called upon to implement a new by-law where adherence is impossible and violation is inevitable, in clear violation of New York law and to the detriment to our investors.

ANALYSIS

I. THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) AND (f) BECAUSE THE PROPONENT FAILED TO PROVIDE THE COMPLETE AND PROPER INFORMATION REQUIRED UNDER SUCH RULES, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a stockholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

IBM received the Proposal and related documentation in a five-page fax on November 6, 2009. The Company promptly examined the Proponent's submission and determined that the Proponent was not a record stockholder. The Company also determined that the Proponent had not provided the required evidence as to its claim of beneficial ownership of IBM stock and of its eligibility to file a stockholder proposal under Rule 14a-8. In particular, the Proponent wrote in its November 6th letter that "the Plan is the beneficial owner of 9,514 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held." The Proponent's attached letter from its Trustee, State Street Bank ("State Street"), however, failed to corroborate any stock ownership in IBM as of the date the Proposal was submitted (i.e., November 6, 2009) as required by Rule 14a-8(b)(1) because that letter confirmed the Plan's ownership of IBM stock as of November 5, 2009, which was the date of that letter. *See* Staff Legal Bulletin No. 14 § C.1(c)(3) (July 13, 2001) (statement of ownership as of one day before the proposal is submitted is insufficient).

The Company therefore timely wrote to the Proponent by letter dated November 16, 2009 (the "Notification Letter"). (*See* **Exhibit B** containing a complete copy of the Company's November 16, 2009 letter). In the Notification Letter, we acknowledged State Street's November 5th written statement that it held the Shares for the Plan as of such date, but we specifically asked to receive proper proof of the Plan's continuous beneficial ownership of IBM stock. The second paragraph of our November 16th letter set out, in detail, what the Proponent had to do in order to provide us with the proper proof for its claim of beneficial IBM stock ownership under the Commission's regulations. *See* **Exhibit B** (stating Rule 14a-8's ownership requirements, explaining that the Proponent's documentation did not comport with those requirements, and "formally requesting from [the Proponent] proper proof of [its] IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for [the Proponent's] reference in this letter"). We also excerpted the relevant portions of the Commission's regulations for the Proponent's convenience, describing precisely how the Proponent must prove that, at the time it submitted the Proposal, it continuously held the minimum amount of IBM securities for at least one year. Finally, the Company specifically called to the Proponent's attention the 14-day time limitation to reply to the Company with the required information. *See* **Exhibit B** (explaining "that all of the required information set forth in this letter must be sent . . . within 14 calendar days of the date you receive this request"). We faxed the Notification Letter to the Proponent on November 16, 2009, and it was received by the Plan that day. (*See* **Exhibit C** confirming receipt of the Notification Letter by fax).

By letter dated November 24, 2009, the Proponent replied to IBM. (*See* **Exhibit D**). The Proponent enclosed another letter from State Street, dated November 24, 2009 (the "State Street Letter"). (*See* page 3 of **Exhibit D**). The State Street Letter, which was addressed to AFSCME, stated in pertinent part, that:

> State Street Bank and Trust Company is Trustee for 9,514 shares of **International Business Machines** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to November 6, 2009. The Plan continues to hold the shares of **Mylan** stock.
>
> **[sic]** (emphasis in original).

The State Street Letter does not provide the evidence of minimum, continuous beneficial ownership of IBM securities specifically required under Rule 14a-8, which was identified and requested by IBM in the Notification Letter. In particular, the State Street Letter does not provide evidence that the Plan has been a beneficial owner of at least 1% or $2,000 in market value of IBM's common stock continuously for at least one year prior to November 6, 2009. Instead, the State Street Letter provides such evidence for the "Company's" common stock. While the term "Company" is capitalized, it is never defined, either in the State Street Letter or anywhere else. Although it could be that the term "Company" is referring to IBM, it is equally likely in this case that it is not. In this connection, the very next sentence calls into doubt any assumption that State Street might have been referring to IBM at all, since that sentence clearly states that "[t]he Plan continues to hold shares of **Mylan** stock." It is axiomatic that Mylan ***is not*** IBM. Mylan is not related to IBM in any way. Since the State Street Letter does not make clear which "Company" it is referring to, no clear proof verifying the point of continuous beneficial ownership of IBM stock was ever submitted. In sum, the State Street Letter is neither clear nor responsive to the Commission's requirements on minimum and continuous beneficial ownership of IBM stock, which requirements were all called to the Proponent's attention in our Notification Letter, and the time period for providing proper proof has long expired.

Additionally, because the Proponent did not appear to be a record holder from its initial submission on November 6 and because that submission contained no independent proof corroborating the Plan's ownership of any IBM securities for the requisite period, the Notification Letter specifically asked the Proponent to reaffirm its intent to continue to hold the requisite amount of IBM stock through the date of the IBM Annual Meeting. *See* **Exhibit B** ("You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders."). The Proponent's November 24 response utterly failed to do so. Assuming that the Proponent had submitted proper proof of beneficial ownership from State Street showing that it held the requisite IBM stock, and was eligible to file the Proposal, the Proponent should have reaffirmed its intent to hold the IBM securities for the requisite period, as was specifically requested by IBM. It failed to do so.

With respect to the deficiencies identified above, the Staff letter in *International Business Machines Corporation* (avail. Jan. 8, 2002) is particularly instructive. There, in a strikingly similar situation, a defective broker letter from another record holder, mentioning "Lehman Brothers Holdings" in one instance, rather than IBM, was fatal to that proponent's attempt to establish proper proof of beneficial ownership. *See also The Coca-Cola Co.* (avail. Feb. 4, 2008) (broker documentation was determined to be defective where the proponent's actual name was "The Great Neck Capital Appreciation LTD Partnership" and the letters from the proponent's broker purporting to establish eligibility of the proponent identified the beneficial owner as "THE GREAT NECK CAP APP INVST PARTSHP., DFJ DISCOUNT BROKER" and "THE GREAT NECK CAP APP INVST PARTSHP" respectively). We submit that the same result should be reached in this case.

The Staff has regularly granted no-action relief to companies where proponents have failed, following a timely and proper request by a company, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. *See, e.g., Rentech, Inc.* (avail. December 15, 2008) (broker's letter dated October 30, 200<u>7</u> stating that the proponent was a customer and held 90,000 shares for almost 10 years and had not sold any shares since July 2008 was insufficient, when proposal was filed on October 30, 200<u>8</u>); *see also General Electric Co.* (avail. Jan. 9, 2009) (broker's letters failed to show continuous beneficial ownership to the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec.

7, 2007) (permitting exclusion on the basis of a stale broker's letter); *International Business Machines Corp.* (avail. Jan. 7, 2002) (stale broker's letter; *post-facto* attempt to cure after receipt of company's no-action letter request deemed ineffective); *International Business Machines Corp.* (avail. Jan. 14, 2002) (broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001; *post-facto* attempt to cure following receipt of company's no-action letter request deemed ineffective); *Baxter International Inc.* (avail. Feb. 22, 2006) (when proposal submitted on November 4, 2005, broker's letter stating that it held 100 shares in the proponent's account from November 18, 2004 through November 30, 2005 was insufficient to prove continuous beneficial ownership); *The St. Joe Company* (avail. Mar. 14, 2006) (undated broker's letter stating that the Proponent continuously owned 64 shares of the Company's common stock from October 24, 2004 to the date of the broker's letter—the date of which could not be pinpointed—was insufficient to establish proper proof of beneficial ownership); *AT&T Corp.* (avail. Jan. 24, 2001) (stockholder's own statements regarding continuous beneficial ownership insufficient, even when coupled with brokerage statements); *Eastman Kodak Co.* (avail. Feb. 7, 2001) (letter from broker stating ownership from November 1, 1999 through November 1, 2000 insufficient to prove ownership on November 21, 2000, the date the proposal was submitted); *Bank of America* (avail. Feb. 12, 2001) (broker letter confirming that proponent had been a "shareholder of Bank of America since at least January 1993" deemed insufficient to prove beneficial ownership); *Oracle Corp.* (avail. June 22, 2001) (proposal excluded based upon defective broker's letter which did not show that stockholder owned shares on the date the proposal was submitted); *Eastman Kodak Co.* (avail. Feb. 5, 2001) (statements from Deutsche Bank and Amalgamated Bank of New York deemed insufficient); *Bell Atlantic Corp.* (avail. July 21, 1999) (proponent's brokerage documentation found by Staff insufficient to prove continuous beneficial ownership); *Skaneateles Bancorp, Inc.* (avail. Mar. 8, 1999) (self-serving letter by proponent as to stock ownership coupled with incomplete broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); *International Business Machines Corp.* (avail. Dec. 23, 1997) (documentary information in the form of a broker's letter predating the submission of the proposal deemed insufficient to prove beneficial ownership under former Rule 14a-8(a)(1)); *Columbia Gas System, Inc.* (avail. Mar. 10, 1997) (documentary information submitted by proponent deemed insufficient under former Rule 14a-8(a)(1)).

Finally, there is nothing in the Proponent's correspondences to IBM which can properly cure the defective State Street Letter, since statements from a beneficial owner about its own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for *independent* corroborative proof of continuous beneficial ownership. In this connection, the Staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. *See International Business Machines Corp.* (avail. Dec. 19, 2004) (defective broker's letter not subject to post-facto cure when company had timely sent out proper request for proof of beneficial ownership which was not timely satisfied); *International Business Machines Corp.* (avail. Jan. 7,

2004) (to same effect); *International Business Machines Corp.* (avail. Jan. 22, 2003; reconsideration denied Feb. 26, 2003) (original broker's letter was stale and could not serve to prove beneficial ownership as of the date the proposal was submitted; after the fact attempt to cure deemed ineffective).

Under the Commission's rules, the burden of establishing clear and proper proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder proponent, and here, the Proponent simply failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent of the deficiencies in its initial submission and that the Company required proper proof of its continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b). The Company further advised the Proponent specifically what would constitute such proof. The Company also specifically advised the Proponent of the 14-day time period in the Commission's regulations for furnishing such information to the Company. Having been given a clear and specific request for the information required by the regulations, the Proponent did not provide corroborative information proving that it continuously held the minimum amount of IBM shares for one or more years by the date it submitted the Proposal. It also failed to reaffirm its intent to hold the requisite IBM shares through the date of the annual meeting, as requested. Pursuant to Rule 14a-8(f) of Regulation 14A, the Proponent had 14 days from the date of its receipt of the Company's Notification Letter, to respond fully by providing all of the information contemplated by the Commission's regulations and properly requested by IBM. The 14-day period under which the Proponent had to furnish the required information to the Company has now expired without our receiving such proper documentation. Because the Proponent failed to respond fully with the information required by Rule 14a-8(b) to prove its claim of continuous beneficial ownership of IBM stock even after the Company's timely and appropriate request under Rule 14a-8(f) for the information required by the regulations and after we also called out to the Proponent the specific 14-day time limitation for furnishing this information, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if we omit the instant Proposal from our Proxy Materials under Rules 14a-8(b) and (f).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) BECAUSE IT IS IMPERMISSIBLY VAGUE AND INDEFINITE AS WELL AS MATERIALLY MISLEADING.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (citing the SEC's decision not to compel a company to include a shareholder proposal in its proxy materials

C:\Documents and Settings\Administrator\My Documents\Suser2\DOCS\AFSCME 2010 Proposal 14a-8 Letter to SEC.DOC because "[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Further, the Staff has also allowed the exclusion of stockholder proposals when they include materially false or misleading statements, which is a violation of Rule 14a-9. Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proposal is fatally vague and indefinite for the following reasons:

- the Proposal purports that its effect is to separate the powers and duties of the CEO from those of the Chairman, but the Proposed By-law Amendments could in fact give the CEO the powers and duties of the Chairman;
- the Proposed By-law Amendments grant the CEO the powers and duties of the office of the Chairman or the office of the President without providing guidance regarding when the CEO has the duties of each such office;
- the Proposed By-law Amendments' use of the undefined term "other services" renders its definition of director independence capable of multiple, incongruous interpretations;
- the breadth of the familial relationship prong of the Proposed By-law Amendments' director independence definition is subject to multiple interpretations; and
- the Proposal is vague and indefinite with respect to its effect on the Company's current Chairman.

In addition, as discussed below, because the Proposed By-law Amendments when read together with the Supporting Statement are materially misleading, the Proposal is excludable under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

A. The Proposal purports that its effect is to separate the powers and duties of the CEO from those of the Chairman, but the Proposed By-law Amendments could in fact give the CEO the powers and duties of the Chairman and therefore the Proposal should be excluded as being vague, indefinite and misleading.

The Proposal, when read as a whole, suggests that the Chairman and CEO will have distinct roles if the Proposal is adopted. For example, the Proposed By-law Amendments require that the Chairman be an independent director and define independent directors to exclude the Company's employees (which includes the CEO); and the Supporting Statement states that "[t]he separation of the two jobs goes to the heart of the conception of a corporation" and that "in our view, these roles require different skills and temperaments."

The actual effect of the Proposed By-law Amendments, however, is to grant the CEO the same powers and duties as the Chairman. The Proposed By-law

Amendments, which are mandatory, binding amendments to the Company's By-laws (the "By-laws"), would amend Article V, Section 8 ("Section 8") to state that "[t]he Chief Executive Officer, shall have, *in addition to the powers and duties applicable to the office set forth in Section 5 [Chairman of the Board]* or 7 [President] of this Article V, general and active supervision over the business and affairs of the corporation and over its several officers, agents, and employees, subject, however, to the control of the Board." (Emphasis added) (*See* attached **Exhibit E**, which is a copy of the By-laws; *see also* attached **Exhibit F**, which for ease of analysis is a blackline of the relevant portions of the By-laws as would be amended by the Proposal if adopted). The Proposal is especially misleading in this regard because its actual effect as described above cannot be gleaned from the face of the Proposal such that stockholders voting on the Proposal are unlikely to understand the Proposal's effect. *See* Proposal ("The second sentence of Article V, section 8 is amended to replace 'The officer so designated' with 'The Chief Executive Officer.'"). Because the Proposed By-law Amendments to Section 8 are utterly inconsistent with the Proposed By-law Amendments to Article V, Section 5 requiring the Chairman to be independent, the Proposal is vague, indefinite and misleading.

The Staff has consistently permitted the exclusion of proposals that would be misleading to the stockholders. For example, the Staff has permitted the exclusion of proposals where a literal reading of the proposal differed from a reading of the proposal together with the supporting statement. *See, e.g., Prudential Financial Inc.* (avail. Feb. 16, 2007) (permitting exclusion of a proposal where the breadth of management compensation plans subject to stockholder approval differed based on a literal reading of the proposal as compared to a reading of the proposal in conjunction with the supporting statement); *The Home Depot, Inc.* (avail. Jan. 29, 2007) (concurring with the omission of a proposal requiring two nominees for each "new member" of the board where the company argued that "[e]ither the Proposal as a whole is incoherent, or the supporting statement materially misrepresents its scope"); *International Business Machines Corp.* (avail. Jan. 10, 2003) (permitting exclusion of an identical proposal as was submitted in *The Home Depot, Inc.* letter (avail. Jan. 29, 2007) under Rule 14a-8(i)(3) as vague and indefinite). Likewise, the Staff has permitted exclusion of proposals where the terms of the proposal differ from the proposal's intent. *See, e.g., SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring with the omission of a proposal where the proposal's intent was that executive compensation reforms remain in effect only while the company retained TARP funds but the terms of the proposal did not limit the duration of the specified reforms); *IDACORP, Inc.* (avail. Sept. 10, 2001) (permitting exclusion of a proposal for a charter amendment allowing stockholder recall of directors where the company argued "a literal reading of [the proposal's] language results in an outcome that was most likely unintended by the [p]roponent").

By purporting to have the purpose and effect of separating the powers and duties of the CEO from the Chairman while at the same time having an actual effect of vesting the CEO with the same powers and duties as those of the Chairman, the Proposal is vague, indefinite and misleading and therefore should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Proposed By-law Amendments grant the CEO the powers and duties of the office of the Chairman or the office of the President without providing guidance regarding when the CEO has the duties of each such office and therefore the Proposal should be excluded as being vague and indefinite.

As mentioned above, the Proposed By-law Amendments were drafted to grant to the CEO the powers and duties of the office of the Chairman *or* the office of the President. The Proposed By-law Amendments would introduce a material ambiguity as to when the CEO has the powers and duties of the office of the Chairman as opposed to those of the office of the President. Section 8 of the By-laws requires that the Chairman or President be designated as the CEO and grants "the officer so designated" (*i.e.*, the Chairman or the President) the powers of that office. By removing this language from Section 8 and leaving the language granting the CEO the powers and duties of the office of the Chairman or President, the Proposed By-law Amendments provide no guidance for the Company or its stockholders to discern when the CEO is vested with the powers of the office of Chairman or President.

The Staff has consistently permitted exclusion of proposals that provide no guidance on how they should be implemented. *See, e.g., Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the omission of a proposal recommending that the company's board of directors "establish a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting the exclusion of a proposal which requested "that the board take the necessary steps to implement a policy of 'improved corporate governance'"). Similarly, the Staff has consistently permitted exclusion of proposals where they were capable of multiple, differing interpretations. *See, e.g., Bank Mutual Corp.* (avail. Jan. 11, 2005) (permitting exclusion of a proposal that provided "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it could be interpreted as requiring all directors to retire at 72 or as requiring that a retirement age be chosen for each director when he or she turned 72); *Philadelphia Electric Co.* (avail. July 30, 1992) (concurring with omission of a proposal, which was susceptible to multiple interpretations, because it was "so inherently vague and indefinite that neither the shareholders . . . nor the Company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Because the Proposal would leave the Company and its stockholders with no guidance for interpreting the meaning of the Proposed By-law Amendments with respect to when the CEO has the powers and duties of the office of Chairman as opposed to when the CEO has the powers and duties of the office of President, the Proposal is so vague and indefinite that exclusion from the Proxy Materials is appropriate pursuant to Rule 14a-8(i)(3).

C. The Proposed By-law Amendments' use of the undefined term "other services" renders its definition of director independence capable of multiple, incongruous interpretations and therefore the Proposal should be excluded as being vague, indefinite and misleading.

The Proposed By-law Amendments' definition of director independence is vague and indefinite because the phrase "other services" in paragraph (b) is undefined. Under the Proposed By-law Amendments, a director is not independent if he or she "in the past five years has provided consulting or *other services* to the Corporation." (Emphasis added). The Proposed By-law Amendments provide no definition of "other services." To interpret such an undefined term, the Company would appropriately look to common definitions of "services" for guidance.[1] A plain meaning interpretation would include performing any services or other duties for the Company. *See, e.g., Black's Law Dictionary* 1399 (8th ed. 2004) (defining "service" as the "act of doing something useful for a . . . company for a fee"). Thus, any person who performs any services for the company, including as a director, would immediately be rendered non-independent pursuant to the Proposal's definition of independence. As drafted, no director would ever qualify to serve as independent Chairman under the Proposed By-law Amendments' requirements because all directors, including the Chairman, provide "services" to the Company. *See* Art. V, § 5 ("The Chairman of the Board shall, if present, preside at each meeting of the shareholders and of the Board and shall perform such other duties as may from time to time be assigned by the Board."); IBM Certificate of Incorporation Art. Seven ("Each director, in consideration of serving as such, shall be entitled to receive from the Corporation such amount per annum or such fees for attendance at meetings of the shareholders or of the Board of Directors or of committees of the Board of Directors, or both, as the Board of Directors shall from time to time determine, together with reimbursement for the reasonable expenses incurred in connection with the performance of duties."); IBM Corporate Governance Guidelines § 9.0 (available at the Company's Web site at http://www.ibm.com/investor/governance/corporate-governance-guidelines.wss) (defining the "basic duties and responsibilities" of directors and stating that "Directors are also expected to make themselves available outside of Board meetings for advice and consultation").

For these reasons, if "other services" is accorded its plain meaning, every director of the Company would be deemed to be non-independent. That in turn would trigger the Proposal's mandatory replacement provision (*i.e.*, "[i]f the Board determines that a Chairman of the Board who was independent when selected is no longer independent, the Board shall select a new Chairman of the Board who satisfies the

---

[1] "[W]hen interpreting a contract, words and phrases . . . must be given their plain meaning." *DDS Partners, LLC v. Celenza*, 775 N.Y.S.2d 319, 321 (N.Y. App. Div. 2004) (looking to the common dictionary definition of a contractual term to determine its plain meaning).

requirements of this Bylaw within 60 days of such determination") or its cure provision (*i.e.*, "[c]ompliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders . . . ."). In application, the result would be that the Company either had to replace its Chairman of the Board every 60 days (which is an untenable result for any operating corporation) or would always be excused from compliance with the Proposed By-law Amendments. In either event, according the phrase "other services" its plain meaning renders the Proposal incoherent. If, on the other hand, the definition of "other services" is not given its plain meaning, so as to avoid this incongruous result, the Company and its stockholders would have no reasonable certainty on the meaning of "other services" such that the test for director independence could not be understood. This failure to define a key term in the definition of director independence renders the Proposal vague, indefinite and misleading.

The Staff has concurred with the exclusion of proposals that fail to define key terms where the meaning of those terms and their application under the proposal "would be subject to differing interpretations." *See Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see, e.g., Eastman Kodak Co.* (avail. Mar. 3, 2003) (permitting exclusion of a proposal seeking to cap executive compensation including "bonus, perks and stock options" but failing to define key terms such as "perks"); *General Electric Co.* (avail. Jan. 23, 2003) (concurring with the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" that failed to define the critical term "benefits" or otherwise provide guidance on the meaning of benefits for purposes of implementing the proposal). In particular, we note that the Staff has allowed the exclusion pursuant to Rule 14a-8(i)(3) of proposals that fail to provide a definition of director independence. *See, e.g., Schering-Plough Corp.* (avail. Mar. 7, 2008) (permitting exclusion of a proposal urging the board to adopt a bylaw to provide for an independent lead director where it failed to provide the independence standard); *see also Wyeth* (avail. Mar. 19, 2009) (concurring with the omission of a proposal urging the board to adopt a bylaw to provide for an independent lead director where it incompletely summarized the independence standard).

Further, as explained in *NYC Employees' Retirement System v. Brunswick Corp.*, stockholder proposals must have appropriate clarity such that stockholders "know precisely the breadth of the proposal on which they are asked to vote." 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see, e.g., International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal seeking to reduce the compensation of the executives "responsible" for the reduction in the dividend paid to stockholders as vague and indefinite where multiple possible interpretations of responsibility would result in different executives being affected).

Here, because the undefined term "other services" renders the definition of director independence subject to multiple, differing interpretations, the Proposal is vague, indefinite and misleading and thus excludable.

D. The breadth of the familial relationship prong of the Proposed By-law Amendments' director independence definition is subject to multiple interpretations and therefore the Proposal should be excluded as being vague, indefinite and misleading.

The Proposal's criteria for determining when a director is not independent due to familial relationships are vague and indefinite because it is subject to multiple interpretations. Specifically, the Proposal states that a director is not independent if he or she is "the parent, child, sibling, aunt, uncle or cousin of someone described in any of the subsections in (a) or (b) above." This patently overbroad definition suffers numerous infirmities.

First, the meaning of "someone" as used in subsection (c) cannot be deciphered. It could be the case that "someone" refers to any person who meets the criteria set forth in subsections (a) or (b). In application, however, this natural reading is problematic, given the lack of materiality thresholds that constrain when certain of the criteria in subsections (a) and (b) apply and the breadth of individuals (*e.g.*, aunts, uncles and cousins) covered by subsection (c).

An example is warranted. As drafted, the meaning of "someone" could capture a multitude of individuals who are employed by thousands of large non-profit organizations. This is so because IBM, through its Matching Grants Program, matches any of its employees' donations to colleges, hospitals, hospices, nursing homes and cultural and environmental organizations. And, as discussed above, all of these donations would be captured under the Proposed By-law Amendments, because there is no materiality threshold. Thus, if an individual is employed anywhere any IBM employee gives any amount of money, that individual implicates the independence test set forth in subsections (a) or (b) of the Proposed By-law Amendments. Then, if any of these individuals happens to be a distant relative of a director, that individual is "someone" under subsection (c) and the independence standard would be triggered. This result is simply untenable. Yet, under the Proposed By-law Amendments, any director who has a cousin who attends a university that receives a small matching contribution as a result of IBM's Matching Grants Program would become non-independent merely if that relative was a student employee at the university.

An alternate, more literal reading of the Proposed By-law Amendments is that the "someone" refers to a director. Indeed, the text of the Proposal provides that the only individuals subject to subsections (a) and (b) are directors. (*e.g.*, "A director is not 'independent' if he or she: (a) in the last five years has been (i) employed by the Corporation . . . ."). That is, the only "someone[s]" that are described in subsection (a) and (b) are directors of IBM who do not meet the Proposal's independence test. Thus, a separate interpretation of subsection (c) is that a director is not independent if he or she is related to a non-independent director.

Such an interpretation is more manageable because compliance with the independence test can be measured by reference to a known, limited set of individuals. (*e.g.*, fellow directors). The test becomes unwieldy, however, when compliance involves measuring whether any of a broad set of relatives would satisfy certain criteria based on those individuals' activities or status. *Compare* Regulation D Rule 501 (extending the familial relationship standard to "first cousin[s]" in the limited circumstance of purchaser representatives) *with* Regulation S-K Rule 404 (limiting the familial relationship test to "immediate family member[s]" in the context of disclosure of a broad set of related party transactions). In either event, however, the Company and its stockholders are left speculating as to what the Proposal means.

Second, the Proposed By-law Amendments do not define which parents, children, siblings, aunts, uncles or cousins are included within the definition. Such definitions are typical in independence definitions and, as highlighted above, necessary to a proper and precise interpretation of those terms. *See e.g.*, IBM Corporate Governance Guidelines, Appendix A (listing types of relationships that will not be considered material relationships that would impair a director's independence and defining "Immediate Family Member" to include a director's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the director's home); New York Stock Exchange Listed Company Manual Section 303.02 (defining "immediate family member" as a person's "spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home"); Regulation D Rule 501 (extending the familial relationship standard to "first cousin[s]" in the limited circumstance of purchaser representatives); Regulation S-K Rule 401 (defining "family relationship" as any relationship by blood, marriage or adoption, not more remote than first cousin).

The Proposal does not set forth any of these clarifying details. So, for instance, do the covered familial relationships extend to parents, children, siblings, aunts, uncles or cousins by marriage? Do the covered familial relationships extend to first cousins only or to sixth or ninth level cousins? The lack of detail makes the definition susceptible to multiple interpretations.

As already discussed above, the Staff has concurred with the exclusion of proposals that fail to define key terms where the meaning of those terms and their application under the proposal "would be subject to differing interpretations." *See Wyeth* (avail. Mar. 19, 2009); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *General Electric Co.* (avail. Jan. 23, 2003); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). Further, stockholders are entitled to know precisely the breadth of the proposal on which they are asked to vote. *See NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *International Business Machines Corp.* (avail. Feb. 2, 2005).

Because the breadth of the Proposal's director independence definition is subject to multiple interpretations the Proposal should be excluded as being vague, indefinite and misleading.

E. The Proposed By-law Amendments are vague and indefinite with respect to their effect on the Company's current Chairman, and when the Proposal is taken as a whole, the stockholders are lead to believe a specific effect that cannot occur will occur and thus the Proposal is also materially misleading.

The Proposed By-law Amendments' effect on the current Chairman is vague and indefinite. The Proposed By-law Amendments purport that, if adopted, our current Chairman, who is also CEO and President, will be replaced by an independent Chairman. *See* Proposed By-law Amendments ("The Chairman of the Board shall be a director who is independent . . . ."); *see also* Supporting Statement ("IBM's CEO, Samuel Palmisano, also serves of chairman of IBM's board of directors. [sic]"). But this is not the case. By their express terms, the Proposed By-law Amendments apply prospectively. *See* Proposal ("This Bylaw shall apply prospectively."). This is important because the Proposed By-law Amendments require the replacement of a non-independent Chairman only if the person selected to be Chairman was independent when selected and then becomes non-independent. Thus, this provision cannot apply to our current Chairman because he would never trigger the replacement test: he was not independent when he was appointed to the Chairman position. *See* Proposal ("If the Board determines that a Chairman of the Board *who was independent when selected* is no longer independent, the Board shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination.") (Emphasis added). Nevertheless, the Proposal when read as a whole misleadingly suggests that if it is adopted, the current Chairman would be replaced. But as just shown, the Board is not required to replace the current Chairman and in fact may not be permitted to do so, as the Proposed By-law Amendments explicitly state that "This Bylaw shall apply prospectively".

The Staff has in the past allowed the exclusion of a stockholder proposal if the actions by the company pursuant to the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal. *See, e.g., NYNEX Corp.* (avail. Jan. 12, 1990). Also, as mentioned above, the Staff has consistently permitted the exclusion of proposals that would be misleading to the stockholders, such as where a literal reading of the proposal differed from a reading of the proposal together with the Supporting Statement. *See, e.g., SunTrust Banks, Inc.* (avail. Dec. 31, 2008); *Prudential Financial Inc.* (avail. Feb. 16, 2007); *IDACORP, Inc.* (avail. Sept. 10, 2001). In this case, the Proposal meets both of these reasons for exclusion.

For all of the foregoing reasons, we believe the Proposal should be excluded as being vague, indefinite and misleading pursuant to Rule 14a-8(i)(3).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(2) BECAUSE IMPLEMENTATION OF THE PROPOSAL WOULD CAUSE THE COMPANY TO VIOLATE NEW YORK LAW.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. As described above, the Proposal seeks to adopt mandatory, binding amendments to the By-laws. I am of the opinion that the implementation of the Proposal would violate New York law because the Proposed By-law Amendments, if implemented, would conflict with unamended, pre-existing provisions of the By-laws.

The By-laws contemplate that only one person will have the powers and duties of the Chairman and that only one person will have the powers and duties of the President. While the By-laws permit one individual to possess both the powers of Chairman and President, or one individual to possess the powers of the Chairman and a different individual to possess the powers of President, at no time do the By-laws allow two or more individuals simultaneously to possess the powers of Chairman or the powers of the President. *See* By-laws Art. V, § 5 (discussing the powers incident to the office of the Chairman); *id.* Art. V, § 7 (discussing the powers incident to the office of the President); *see also id.* Art. II, § 6 (succession with respect to acting as chairman of stockholder meetings); *id.* Art. III, § 9 (succession with respect to presiding at board meetings). Section 8 currently follows this management structure by requiring that the Chairman or President be designated as the CEO and grants "the officer so designated" (*i.e.*, the Chairman or the President) the powers of that office.[2]

The Proposed By-law Amendments to Section 8 would conflict with the By-law mandated management structure by granting the powers and duties of the Chairman or the President to two people at the same time; thus allowing a management-by-committee scheme that is not envisaged by the By-laws. The Proposed By-law Amendments create this inconsistency by eliminating the requirement that the Chairman or President be designated as the CEO and by purporting to vest in the CEO "the powers and duties applicable to the office set forth in Section 5 [Chairman of the Board] or 7 [President] of this Article V." The Proposed By-law Amendments thus grant the powers of the Chairman or President to the CEO without simultaneously ensuring that those powers are vested in only one person. Stated differently, the Proposed By-law Amendments purport to grant the powers and duties of the Chairman or the President to

---

[2] Section 8 provides, in relevant part: "Either the Chairman of the Board, or the President, as the Board of Directors may designate, shall be the Chief Executive Officer of the Corporation. The officer so designated shall have, in addition to the powers and duties applicable to the office set forth in Section 5 [Chairman of the Board] or 7 [President] of this Article V, general and active supervision over the business and affairs of the Corporation and over its several officers, agents, and employees, subject, however, to the control of the Board."

the CEO at a time when another individual may concurrently possess such powers. Thus, the Proposal's amendments to Section 8 would conflict with the pre-existing and continuing requirements in the By-laws that the powers and duties of the Chairman and the powers and duties of the President be exercisable by only one person rather than multiple people at the same time.

Because the Proposed By-law Amendments, if adopted, would conflict with pre-existing and continuing provisions in the By-laws, such proposed amendments would be invalid under New York law. Under New York law, by-laws are a binding contract between the corporation and its stockholders. *See* 2 White et al., *White. New York Business Entities* § 601.01 (LexisNexis/Mathew Bender 2005) (citing *In re Flushing Hospital & Dispensary*, 41 N.E.2d 917 (N.Y. 1942)); *see also Timolat v. S.J. Held Co.*, 17 Misc. 556, 557 (N.Y. Sup. Ct. 1896) ("a by-law of a corporation has all the force of a statute, and is as binding upon the company and its members as any public law of the state."). New York courts have further explained that "a by-law is in the nature of a contract," *In re Am. Fibre Chair Seat Corp.*, 241 A.D. 532, 533 (N.Y. App. Div. 1934), *aff'd*, 193 N.E. 253 (N.Y. 1934), and that "a breach of contract is an illegal act." *Reporters' Ass'n of Am. v. Sun Printing & Publ'g Ass'n*, 79 N.E. 710, 712 (N.Y. 1906). Here, unless and until the pre-existing By-laws are properly amended to contemplate multiple people simultaneously having the powers and duties of Chairman and President, the Company is bound by the terms of the pre-existing By-laws and cannot be compelled to breach those binding requirements.

Thus, the Proposed By-law Amendments purporting to adopt an inconsistent By-law provision are invalid under New York law and therefore the Proposal is excludable under Rule 14a-8(i)(2). *See, e.g.*, *Home Depot, Inc.* (avail. Feb. 12, 2008) (permitting exclusion of a proposal under Rule 14a-8(i)(2) where counsel opined that implementation of the proposal would, among other things, be inconsistent with the company's existing by-laws); *Bank of America Corp.* (avail. Feb. 11, 2009) (permitting exclusion of a proposal under Rule 14a-8(i)(2) where counsel opined that implementation of the proposal would violate state law): *Northrop Grumman Corp.* (avail. Mar. 10, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule14a-(i)(6) where counsel opined that implementation of the proposal would violate state law).

IV. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

A company may exclude a proposal pursuant to Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. The Staff has concurred that a proposal may be excluded under Rule 14a-8(i)(6) where the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken." *See International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)). The Staff has also concurred that a proposal may be excluded under Rule 14a-8(i)(6) where the Proposal seeks action that would violate state law. *See Northrop Grumman Corp.* (avail. Mar. 10, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule14a-8(i)(6) where counsel opined that implementation of the proposal would violate state law); *Burlington Resources, Inc.* (avail. Feb. 7, 2003) (same). As explained above in Section II, the Proposal is so vague and indefinite that the Company would be unable to determine what action should be taken if it is adopted. As explained above in Section III, the Proposal seeks action that, if implemented, would violate New York law. For each of those reasons, the Proposal is beyond the power or authority of the Company to implement.

CONCLUSION

For the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's Proxy Materials. We are sending the Proponent a copy of this submission, thus advising the Proponent of our intent to exclude the Proposal from the Proxy Materials. The Proponent is respectfully requested to copy the undersigned on any response it may elect to make to the Commission. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6118 or Stuart S. Moskowitz, IBM Senior Counsel, at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Andrew Bonzani
Vice President, Assistant General Counsel
and Secretary

Copy with attachments to:
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036-5687
Attn: Charles Jurgonis, Plan Secretary

Exhibit A

November 6, 2009 letter from Proponent to IBM


AFSCME
We Make America Happen

11-06-09 P04:09 IN ~~OUT~~

American Federation of State, County & Municipal Employees
Office of Corporate Governance and Public Pension Programs
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 6, 2009

To: Andrew Bonzani, Vice President, Assistant General Counsel and Corporate Secretary, International Business Machines
(914) 499-6085

From: Richard Ferlauto

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 6, 2009

VIA OVERNIGHT MAIL and FAX (914) 499-6085
International Business Machines Corporation
1 New Orchard Road
Armonk, New York 10504
Attention: Andrew Bonzani, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Bonzani:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of International Business Machines Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 9,514 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

RESOLVED, that pursuant to Article XII of the Bylaws, the stockholders of International Business Machines Corporation ("IBM") amend the Bylaws to add the following text to the end of Article V section 5:

"The Chairman of the Board shall be a director who is independent from the Corporation. A director is not "independent" if he or she.

(a) in the last five years has been (i) employed by the Corporation; (ii) employed by, served as a director of or has had a five percent or greater equity interest in an entity that makes payments to or receives payments from the Corporation and either: (A) such payments account for one percent or more of the entity's or the Corporation's consolidated gross revenues in any single fiscal year; or (B) if the entity is a debtor or creditor of the Corporation, the amount owed exceeds one percent of the Corporation's or entity's assets, (iii) an employee or director of a foundation, university or other non-profit organization that receives donations from the Corporation, or the director has been a direct beneficiary of any donations to such an organization; or (iv) part of an interlocking directorate in which the CEO or other employee of the Corporation serves on the board of an entity employing the director; or

(b) in the past five years has provided consulting or other services to the Corporation or an executive officer of the Corporation; or

(c) is the parent, child, sibling, aunt, uncle or cousin of someone described in any of the subsections in (a) or (b) above

If the Board determines that a Chairman of the Board who was independent when selected is no longer independent, the Board shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively."

The stockholders further amend the Bylaws to delete the first sentence in Article V, section 8, which requires that either the Chairman of the Board or President be the Chief Executive Officer. The second sentence of Article V, section 8 is amended to replace "The officer so designated" with "The Chief Executive Officer."

SUPPORTING STATEMENT

IBM's CEO, Samuel Palmisano, also serves of chairman of IBM's board of directors. As Intel chairman Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" Also, in our view, these roles require different skills and temperaments.

We urge stockholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 6, 2009

<u>VIA OVERNIGHT MAIL and FAX (914) 499-6085</u>
International Business Machines Corporation
1 New Orchard Road
Armonk, New York 10504
Attention: Andrew Bonzani, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Bonzani:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW Washington, DC 20036-5687



STATE STREET

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
... Newport Avenue JQB7
N. Quincy, MA 021..

Telephone 617-985-....
Facsimile 617-769-6695
kyakimowsky@statestreet.com

November 5, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for INTERNATIONAL BUSINESS MACHINES <cusip 459200101>

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for 9,514 shares of IBM common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of IBM stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky



Exhibit B

November 16, 2009 letter from IBM to Proponent



One New Orchard Road, MS 329
Armonk, NY 10504

VIA FAX: 202-785-4606

November 16, 2009

Mr. Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036-5687

Dear Mr. Jurgonis,

I have been asked by Mr. Andrew Bonzani, Vice President, Assistant General Counsel and Secretary of IBM, to write to you and acknowledge IBM's receipt on November 6, 2009 of your fax letter dated such date, to which you attached a stockholder proposal relating to an independent chairman, and a letter addressed to Ms. Lonita Waybright of AFSCME from Mr. Kevin Yakimowsky of State Street Bank dated November 5, 2009, in which he writes that the Bank holds 9,514 shares as trustee for the benefit of the AFSCME Employees Pension Plan. Since your submission involves a matter relating to IBM's 2010 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you understand and timely satisfy all requirements in connection with your submission, as outlined in this letter.

Please understand that in order to be eligible to submit a proposal for consideration at our 2010 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since the documentation submitted does not comport with SEC requirements, I could not confirm your eligibility to file the proposal under Rule 14a-8. I therefore had our stockholder relations department check with Computershare, our transfer agent, on any potential IBM stockholdings held of record by the AFSCME Employees Pension Plan. However, Computershare was unable to locate any shares held of record in the name of the AFSCME Employees Pension Plan. Therefore, to facilitate compliance with Rule 14a-8 and confirm your eligibility thereunder, I am now formally requesting from you proper proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under another account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2010 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Exhibit C

Fax receipt for November 16, 2009 letter from IBM to Proponent

*** TX STATUS REPORT ***   AS OF   NOV 16 2009 09:27   PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
24	11/16	09:26	202 785 4606	EC--S	00'42"	002	236	OK



One New Orchard Road, MS 329
Armonk, NY 10504

November 16, 2009

VIA FAX: 202-785-4606

Mr. Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036-5687

Dear Mr. Jurgonis,

I have been asked by Mr. Andrew Bonzani, Vice President Assistant General Counsel and Secretary of IBM, to write to you and acknowledge IBM's receipt on November 6, 2009 of your fax letter dated such date, to which you attached a stockholder proposal relating to an independent chairman, and a letter addressed to Ms. Lonita Waybright of AFSCME from Mr. Kevin Yakimowsky of State Street Bank dated November 5, 2009, in which he writes that the Bank holds 9,514 shares as trustee for the benefit of the AFSCME Employees Pension Plan. Since your submission involves a matter relating to IBM's 2010 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you understand and timely satisfy all requirements in connection with your submission, as outlined in this letter.

Please understand that in order to be eligible to submit a proposal for consideration at our 2010 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since the documentation submitted does not comport with SEC requirements, I could not confirm your eligibility to file the proposal under Rule 14a-8. I therefore had our stockholder relations department check with Computershare, our transfer agent, on any potential IBM stockholdings held of record by the AFSCME Employees Pension Plan. However, Computershare was unable to locate any shares held of record in the name of the AFSCME Employees Pension Plan. Therefore, to facilitate compliance with Rule 14a-8 and confirm your eligibility thereunder I am now formally requesting from you proper proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under another account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2010 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement, and (C) Your written

Exhibit D

November 24, 2009 letter from Proponent to IBM


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Office of Corporate Governance and Public Pension Programs
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 24, 2009

To: Andrew Bonzani, Corporate Secretary, IBM
(914) 499-6085

From: Richard Ferlauto

Number of Pages to Follow: 2

Message: Attached please find additional proof of ownership from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 24, 2009

VIA OVERNIGHT MAIL and FAX (914) 499-6085
International Business Machines Corporation
1 New Orchard Road
Armonk, New York 10504
Attention: Andrew Bonzani, Vice President, Assistant General Counsel and Corporate Secretary

Dear Mr. Bonzani:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with a verified proof of ownership from the Plan's custodian, dated November 6, 2009. This is in response to Stuart Moskowitz's letter of November 16, 2009 requesting additional proof of continuous ownership for the shareholder proposal submitted by the Plan on November 6, 2009. We believe this proof will satisfy any question of continuous ownership. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687



STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7
N. Quincy, MA 02171

Telephone: 617-[illegible]-7712
Facsimile: 617-769-[illegible]
kyakimowsky@statestreet.com

November 24, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for IBM (cusip 459200101)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **9,514 shares of International Business Machines** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to November 6, 2009. The Plan continues to hold the shares of **Mylan** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky



Exhibit E

By-laws of International Business Machines Corp., as amended through October 26, 2009

BY-LAWS

of

INTERNATIONAL BUSINESS MACHINES CORPORATION

Adopted April 29, 1958

As Amended Through

October 26, 2009

TABLE OF CONTENTS

ARTICLE V -- OFFICERS

ARTICLE VI -- CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

ARTICLE VII -- SHARES

ARTICLE VIII -- OFFICES

BY-LAWS

OF

INTERNATIONAL BUSINESS MACHINES CORPORATION

ARTICLE I

DEFINITIONS

In these By-laws, and for all purposes hereof, unless there be something in the subject or context inconsistent therewith:

(a) 'Corporation' shall mean International Business Machines Corporation.

(b) 'Certificate of Incorporation' shall mean the restated Certificate of Incorporation as filed on May 27, 1992, together with any and all amendments and subsequent restatements thereto.

(c) 'Board' shall mean the Board of Directors of the Corporation.

(d) 'stockholders' shall mean the stockholders of the Corporation.

(e) 'Chairman of the Board', 'Vice Chairman of the Board', 'Chairman of the Executive Committee', 'Chief Executive Officer,' 'Chief Financial Officer', 'Chief Accounting Officer', 'President', 'Executive Vice President', 'Senior Vice President', 'Vice President', 'Treasurer', 'Secretary', or 'Controller', as the case may be, shall mean the person at any given time occupying the particular office with the Corporation.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such place either within or outside the State of New York as may from time to time be fixed by the Board or specified or fixed in the notice of any such meeting.

SECTION 2. Annual Meetings. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the last Tuesday of April of each year, if not a legal holiday, or, if such day shall be a legal holiday, then on the next succeeding day not a legal holiday. If any annual meeting shall not be held on the day designated herein, or if the directors to be elected at such annual meeting shall not have been elected thereat or at any adjournment thereof, the Board shall forthwith call a special meeting of the stockholders for the election of directors to be held as soon thereafter as convenient and give notice thereof as provided in these By-laws in respect of the notice of an annual meeting of the stockholders. At such special meeting the stockholders may elect the directors and transact other business with the same force and effect as at an annual meeting of the stockholders duly called and held.

SECTION 3. Special Meetings. Special meetings of the stockholders, unless otherwise provided by law, may be called at any time by the Chairman of the Board or by the Board, and shall be called by the Board upon written request delivered to the Secretary of the Corporation by the holder(s) with the power to vote and dispose of at least 25% of the outstanding shares of the Corporation. Such request shall be signed by each such holder, stating the number of shares owned by each holder, and shall indicate the purpose of the requested meeting. In addition, any stockholder(s) requesting a special meeting shall promptly provide any other information reasonably requested by the Corporation.

SECTION 4. Notice of Meetings. Notice of each meeting of the stockholders, annual or special, shall be given in the name of the Chairman of the Board, a Vice Chairman of the Board or the President or a Vice President or the Secretary. Such notice shall state the purpose or purposes for which the meeting is called and the date and hour when and the place where it is to be held. A copy thereof shall be duly delivered or transmitted to all stockholders of record entitled to vote at such meeting, and all stockholders of record who, by reason of any action proposed to be taken at such meeting, would be entitled to have their stock appraised if such action were taken, not less than ten or more than sixty days before the day on which the meeting is called to be held. If mailed, such copy shall be directed to each stockholder at the address listed on the record of stockholders of the Corporation, or if the stockholder shall have filed with the Secretary a written request that notices be mailed to some other address, it shall be mailed to the address designated in such request. Nevertheless, notice of any meeting of the stockholders shall not be required to be given to any stockholder who shall waive notice thereof as hereinafter provided in Article IX of these By-laws. Except when expressly required by law, notice of any adjourned meeting of the stockholders need not be given nor shall publication of notice of any annual or special meeting thereof be required.

SECTION 5. Quorum. Except as otherwise provided by law, at all meetings of the stockholders, the presence of holders of record of a majority of the outstanding shares of stock of the Corporation having voting power, in person or represented by proxy and entitled to vote thereat, shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum at any such meeting or any adjournment or adjournments thereof, a majority in voting interest of those present in person or represented by proxy and entitled to vote thereat, or, in the absence of all the stockholders, any officer entitled to preside at, or to act as secretary of, such meeting, may adjourn such meeting from time to time without further notice, other than by announcement at the meeting at which such adjournment shall be taken, until a quorum shall be present thereat. At any adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 6. Organization. At each meeting of the stockholders, the Chairman of the Board, or in the absence of the Chairman of the Board, the President, or in the absence of the Chairman of the Board and the President, a Vice Chairman of the Board, or if the Chairman of the Board, the President, and all Vice Chairmen of the Board shall be absent therefrom, an Executive Vice President, or if the Chairman of the Board, the President, all Vice Chairmen of the Board and all Executive Vice Presidents shall be absent therefrom, a Senior Vice President shall act as chairman. The Secretary, or, if the Secretary shall be absent from such meeting or unable to act, the person whom the Chairman of such meeting shall appoint secretary of such meeting shall act as secretary of such meeting and keep the minutes thereof.

SECTION 7. Items of Business. The items of business at all meetings of the stockholders shall be, insofar as applicable, as follows:

-- Call to order.

-- Proof of notice of meeting or of waiver thereof.

-- Appointment of inspectors of election, if necessary.

-- A quorum being present.

-- Reports.

-- Election of directors proposed by the Corporation's Board of Directors, as set forth in the Corporation's proxy statement.

-- Other business specified in the notice of the meeting.

-- Voting.

-- Adjournment.

Any items of business not referred to in the foregoing may be taken up at the meeting as the chairman of the meeting shall determine.

No other business shall be transacted at any annual meeting of stockholders, except business as may be: (i) specified in the notice of meeting (including stockholder proposals included in the Corporation's proxy materials under Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934), (ii) otherwise brought before the meeting by or at the direction of the Board of Directors, or (iii) a proper subject for the meeting which is timely submitted by a stockholder of the Corporation entitled to vote at such meeting who complies fully with the notice requirements set forth below.

For business to be properly submitted by a stockholder before any annual meeting under subparagraph (iii) above, a stockholder must give timely notice in writing of such business to the Secretary of the Corporation. To be considered timely, a stockholder's notice must be received by the Secretary at the principal executive offices of the Corporation not less than 120 calendar days nor more than 150 calendar days before the date of the Corporation's proxy statement released to stockholders in connection with the prior year's annual meeting.

However, if no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, a stockholder's notice must be received by the Secretary not later than 60 days before the date the Corporation commences mailing of its proxy materials in connection with the applicable annual meeting.

A stockholder's notice to the Secretary to submit business to an annual meeting of stockholders shall set forth: (i) the name and address of the stockholder, (ii) the number of shares of stock held of record and beneficially by such stockholder, (iii) the name in which all such shares of stock are registered on the stock transfer books of the Corporation, (iv) a representation that the stockholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice, (v) a brief description of the business desired to be submitted to the annual meeting, including the complete text of any resolutions intended to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (vi) any personal or other material interest of the stockholder in the business to be submitted, and (vii) all other information relating to the proposed business which may be required to be disclosed under applicable law. In addition, a stockholder seeking to submit such business at the meeting shall promptly provide any other information reasonably requested by the Corporation.

The chairman of the meeting shall determine all matters relating to the efficient conduct of the meeting, including, but not limited to, the items of business, as well as the maintenance of order and decorum. The chairman shall, if the facts warrant, determine and declare that any putative business was not properly brought before the meeting in accordance with the procedures prescribed by this Section 7, in which case such business shall not be transacted.

Notwithstanding the foregoing provisions of this Section 7, a stockholder who seeks to have any proposal included in the Corporation's proxy materials shall comply with the requirements of Rule 14a-8 under Regulation 14A of the Securities Exchange Act of 1934, as amended.

SECTION 8. Voting. Except as otherwise provided by law, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the stockholders to one vote for every share of such stock standing in the stockholder's name on the record of stockholders of the Corporation:

(a) on the date fixed pursuant to the provisions of Section 5 of Article VII of these By-laws as the record date for the determination of the stockholders who shall be entitled to vote at such meeting, or

(b) if such record date shall not have been so fixed, then at the close of business on the day next preceding the day on which notice of such meeting shall have been given, or

(c) if such record date shall not have been so fixed and if no notice of such meeting shall have been given, then at the time of the call to order of such meeting.

Any vote on stock of the Corporation at any meeting of the stockholders may be given by the stockholder of record entitled thereto in person or by proxy appointed by such stockholder or by the stockholder's attorney thereunto duly authorized and delivered or transmitted to the secretary of such meeting at or prior to the time designated in the order of business for turning in proxies. At all meetings of the stockholders at which a quorum shall be present, all matters (except where otherwise provided by law, the Certificate of Incorporation or these By-laws) shall be decided by the vote of a majority in voting interest of the stockholders present in person or represented by proxy and entitled to vote thereat. Unless required by law, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by the stockholder's proxy as such, if there be such proxy.

SECTION 9. List of Stockholders. A list, certified by the Secretary, of the stockholders of the Corporation entitled to vote shall be produced at any meeting of the stockholders upon the request of any stockholder of the Corporation pursuant to the provisions of applicable law, the Certificate of Incorporation or these By-laws.

SECTION 10. Inspectors of Election. Prior to the holding of each annual or special meeting of the stockholders, two inspectors of election to serve thereat shall be appointed by the Board, or, if the Board shall not have made such appointment, by the Chairman of the Board. If there shall be a failure to appoint inspectors, or if, at any such meeting, any inspector so appointed shall be absent or shall fail to act or the office shall become vacant, the chairman of the meeting may, and at the request of a stockholder present in person and entitled to vote at such meeting shall, appoint such inspector or inspectors of election, as the case may be, to act thereat. The inspectors of election so appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall be sworn faithfully to execute the duties of inspectors at such meeting, with strict impartiality and according to the best of their ability, and the oath so taken shall be subscribed by them. Such inspectors of election shall take charge of the polls, and, after the voting on any question, shall make a certificate of the results of the vote taken. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by the Board. The Board may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these By-laws, directed or required to be exercised or done by the stockholders.

SECTION 2. Number; Qualifications; Election; Term of Office. The number of directors of the Corporation shall be thirteen, but the number thereof may be increased to not more than twenty-five, or decreased to not less than nine, by amendment of these By-laws. The directors shall be elected at the annual meeting of the stockholders. At each meeting of the stockholders for the election of directors at which a quorum is present, the vote required for election of a director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or against such nominee. In a contested election, a nominee receiving a plurality of the votes cast at such election shall be elected. An election shall be considered to be contested if, as of the record date for such meeting, there are more nominees for election than positions on the Board to be filled by election at the meeting. Each director shall hold office until the annual meeting of the stockholders which shall be held next after the election of such director and until a successor shall have been duly elected and qualified, or until death, or until the director shall have resigned as hereinafter provided in Section 10 of this Article III.

SECTION 3. Place of Meetings. Meetings of the Board shall be held at such place either within or outside State of New York as may from time to time be fixed by the Board or specified or fixed in the notice of any such meeting.

SECTION 4. First Meeting. The Board shall meet for the purpose of organization, the election of officers and the transaction of other business, on the same day the annual meeting of stockholders is held. Notice of such meeting need not be given. Such meeting may be held at any other time or place which shall be specified in a notice thereof given as hereinafter provided in Section 7 of this Article III.

SECTION 5. Regular Meetings. Regular meetings of the Board shall be held at times and dates fixed by the Board or at such other times and dates as the Chairman of the Board shall determine and as shall be specified in the notice of such meetings. Notice of regular meetings of the Board need not be given except as otherwise required by law or these By-laws.

SECTION 6. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board.

SECTION 7. Notice of Meetings. Notice of each special meeting of the Board (and of each regular meeting for which notice shall be required) shall be given by the Secretary as hereinafter provided in this Section 7, in which notice shall be stated the time, place and, if required by law or these By-laws, the purposes of such meeting. Notice of each such meeting shall be mailed, postage prepaid, to each director, by first-class mail, at least four days before the day on which such meeting is to be held, or shall be sent by facsimile transmission or comparable medium, or be delivered personally or by telephone, at least twenty-four hours before the time at which such meeting is to be held. Notice of any such meeting need not be given to any director who shall waive notice thereof as provided in Article IX of these By-laws. Any meeting of the Board shall be a legal meeting without notice thereof having been given, if all the directors of the Corporation then holding office shall be present thereat.

SECTION 8. Quorum and Manner of Acting. A majority of the Board shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting. Participation in a meeting by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other shall constitute presence in person at a meeting. Except as otherwise expressly required by law or the Certificate of Incorporation and except also as specified in Section 1, Section 5, and Section 6 of Article IV, in Section 3 of Article V and in Article XII of these By-laws, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum at any meeting of the Board, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present thereat. Notice of any adjourned meeting need not be given. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The directors shall act only as a Board and the individual directors shall have no power as such.

SECTION 9. Organization. At each meeting of the Board, the Chairman of the Board, or in the case of the Chairman's absence therefrom, the President, or in the case of the President's absence therefrom, a Vice Chairman, or in the case of the absence of all such persons, another director chosen by a majority of directors present, shall act as chairman of the meeting and preside thereat. The Secretary, or if the Secretary shall be absent from such meeting, any person appointed by the chairman, shall act as secretary of the meeting and keep the minutes thereof.

SECTION 10. Resignations.

(a) Any director of the Corporation may resign at any time by giving written notice of resignation to the Board or the Chairman of the Board or the Secretary. Subject to Section 10(b), any such resignation shall take effect at the time specified therein, or if the time when it shall become effective shall not be specified therein, then it shall take effect immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) In an uncontested election, any incumbent nominee for director who does not receive an affirmative vote of a majority of the votes cast in favor of or against such nominee shall promptly tender his or her resignation after such election. The independent directors of the Board, giving due consideration to the best interests of the Corporation and its stockholders, shall evaluate the relevant facts and circumstances, and shall make a decision, within 90 days after the election, on whether to accept the tendered resignation. Any director who tenders a resignation pursuant to this provision shall not participate in the Board's decision. The Board will promptly disclose publicly its decision and, if applicable, the reasons for rejecting the tendered resignation.

SECTION 11. Vacancies. Any vacancy in the Board, whether arising from death, resignation, an increase in the number of directors or any other cause, may be filled by the Board.

SECTION 12. Retirement of Directors. The Board may prescribe a retirement policy for directors on or after reaching a certain age, provided, however, that such retirement shall not cut short the annual term for which any director shall have been elected by the stockholders.

ARTICLE IV

EXECUTIVE AND OTHER COMMITTEES

SECTION 1. Executive Committee. The Board, by resolution adopted by a majority of the Board, may designate not less than four of the directors then in office to constitute an Executive Committee, each member of which unless otherwise determined by resolution adopted by a majority of the whole Board, shall continue to be a member of such Committee until the annual meeting of the stockholders which shall be held next after designation as a member of such Committee or until the earlier termination as a director. The Chief Executive Officer shall always be designated as a member of the Executive Committee. The Board may by resolution appoint one member as the Chairman of the Executive Committee who shall preside at all meetings of such Committee. In the absence of said Chairman, the Chief Executive Officer shall preside at all such meetings. In the absence of both the Chairman of the Executive Committee and the Chief Executive Officer, the Chairman of the Board shall preside at all such meetings. In the absence of the Chairman of the Executive Committee and the Chief Executive Officer and the Chairman of the Board, the President shall preside at all such meetings. In the absence of all such persons, a majority of the members of the Executive Committee present shall choose a chairman to preside at such meetings. The Secretary, or if the Secretary shall be absent from such meeting, any person appointed by the chairman, shall act as secretary of the meeting and keep the minutes thereof.

SECTION 2. Powers of the Executive Committee. To the extent permitted by law, the Executive Committee may exercise all the powers of the Board in the management of specified matters where such authority is delegated to it by the Board, and also, to the extent permitted by law, the Executive Committee shall have, and may exercise, all the powers of the Board in the management of the business and affairs of the Corporation (including the power to authorize the seal of the Corporation to be affixed to all papers which may require it; but excluding the power to appoint a member of the Executive Committee) in such manner as the Executive Committee shall deem to be in the best interests of the Corporation and not inconsistent with any prior specific action of the Board. An act of the Executive Committee taken within the scope of its authority shall be an act of the Board. The Executive Committee shall render in the form of minutes a report of its several acts at each regular meeting of the Board and at any other time when so directed by the Board.

SECTION 3. Meetings of the Executive Committee. Regular meetings of the Executive Committee shall be held at such times, on such dates and at such places as shall be fixed by resolution adopted by a majority of the Executive Committee, of which regular meetings notice need not be given, or as shall be fixed by the Chairman of the Executive Committee or in the absence of the Chairman of the Executive Committee the Chief Executive Officer and specified in the notice of such meeting. Special meetings of the Executive Committee may be called by the Chairman of the Executive Committee or by the Chief Executive Officer. Notice of each such special meeting of the Executive Committee (and of each regular meeting for which notice shall be required), stating the time and place thereof shall be mailed, postage prepaid, to each member of the Executive Committee, by first-class mail, at least four days before the day on which such meeting is to be held, or shall be sent by facsimile transmission or comparable medium, or be delivered personally or by telephone, at least twenty-four hours before the time at which such meeting is to be held; but notice need not be given to a member of the Executive Committee who shall waive notice thereof as provided in Article IX of these By-laws, and any meeting of the Executive Committee shall be a legal meeting without any notice thereof having been given, if all the members of such Committee shall be present thereat.

SECTION 4. Quorum and Manner of Acting of the Executive Committee. Four members of the Executive Committee shall constitute a quorum for the transaction of business, and the act of a majority of the members of the Executive Committee present at a meeting at which a quorum shall be present shall be the act of the Executive Committee. Participating in a meeting by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other shall constitute presence at a meeting of the Executive Committee. The members of the Executive Committee shall act only as a committee and individual members shall have no power as such.

SECTION 5. Other Committees. The Board may, by resolution adopted by a majority of the Board, designate members of the Board to constitute other committees, which shall have, and may exercise, such powers as the Board may by resolution delegate to them, and shall in each case consist of such number of directors as the

Board may determine; provided, however, that each such committee shall have at least three directors as members thereof. Such a committee may either be constituted for a specified term or may be constituted as a standing committee which does not require annual or periodic reconstitution. A majority of all the members of any such committee may determine its action and its quorum requirements and may fix the time and place of its meetings, unless the Board shall otherwise provide. Participating in a meeting by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other shall constitute presence at a meeting of such other committees.

In addition to the foregoing, the Board may, by resolution adopted by a majority of the Board, create a committee of indeterminate membership and duration and not subject to the limitations as to the membership, quorum and manner of meeting and acting prescribed in these By-laws, which committee, in the event of a major disaster or catastrophe or national emergency which renders the Board incapable of action by reason of the death, physical incapacity or inability to meet of some or all of its members, shall have, and may exercise all the powers of the Board in the management of the business and affairs of the Corporation (including, without limitation, the power to authorize the seal of the Corporation to be affixed to all papers which may require it and the power to fill vacancies in the Board). An act of such committee taken within the scope of its authority shall be an act of the Board.

SECTION 6. Changes in Committees; Resignations; Removals; Vacancies. The Board shall have power, by resolution adopted by a majority of the Board, at any time to change or remove the members of, to fill vacancies in, and to discharge any committee created pursuant to these By-laws, either with or without cause. Any member of any such committee may resign at any time by giving written notice to the Board or the Chairman of the Board or the Secretary. Such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective. Any vacancy in any committee, whether arising from death, resignation, an increase in the number of committee members or any other cause, shall be filled by the Board in the manner prescribed in these By-laws for the original appointment of the members of such committee.

ARTICLE V

OFFICERS

SECTION 1. Number and Qualifications. The officers of the Corporation shall include the Chairman of the Board, and may include one or more Vice Chairmen of the Board, the President, one or more Vice Presidents (one or more of whom may be designated as Executive Vice Presidents or as Senior Vice Presidents or by other designations), the Treasurer, the Secretary and the Controller. Officers shall be elected from time to time by the Board, each to hold office until a successor shall have been duly elected and shall have qualified, or until death, or until resignation as hereinafter provided in Section 2 of this Article V, or until removed as hereinafter provided in Section 3 of this Article V.

SECTION 2. Resignations. Any officer of the Corporation may resign at any time by giving written notice of resignation to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall become effective upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective

SECTION 3. Removal. Any officer of the Corporation may be removed, either with or without cause, at any time, by a resolution adopted by a majority of the Board at any meeting of the Board.

SECTION 4. Vacancies. A vacancy in any office, whether arising from death, resignation, removal or any other cause, may be filled for the unexpired portion of the term of office which shall be vacant, in the manner prescribed in these By-laws for the regular election or appointment to such office.

SECTION 5. Chairman of the Board. The Chairman of the Board shall, if present, preside at each meeting of the stockholders and of the Board and shall perform such other duties as may from time to time be assigned by the Board. The Chairman may sign certificates representing shares of the stock of the Corporation pursuant to the provisions of Section 1 of Article VII of these By-laws; sign, execute and deliver in the name of the Corporation all deeds, mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing, execution or delivery thereof shall be expressly delegated by the Board or these By- laws to some other officer or agent of the Corporation or where they shall be required by law otherwise to be signed, executed and delivered; and affix the seal of the Corporation to any instrument which shall require it. The Chairman of the Board, when there is no President or in the absence or incapacity of the President, shall perform all the duties and functions and exercise all the powers of the President.

SECTION 6. Vice Chairman of the Board. Each Vice Chairman of the Board shall assist the Chairman of the Board and have such other duties as may be assigned by the Board or the Chairman of the Board. The Vice Chairman may sign certificates representing shares of the stock of the Corporation pursuant to the provisions of Section 1 of Article VII of these By-laws; sign, execute and deliver in the name of the Corporation all deeds, mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing, execution or delivery thereof shall be expressly delegated by the Board or these By-laws to some officer or agent of the Corporation or where they shall be required by law otherwise to be signed, executed and delivered; and affix the seal of the Corporation to any instrument which shall require it.

SECTION 7. President. The President shall perform all such duties as from time to time may be assigned by the Board or the Chairman of the Board. The President may sign certificates representing shares of the stock of the Corporation pursuant to the provisions of Section 1 of Article VII of these By-laws; sign, execute and deliver in the name of the Corporation all deeds mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing, execution or delivery thereof shall be expressly delegated by the Board or these By-laws to some other officer or agent of the Corporation or where they shall be required by law otherwise to be signed, executed and delivered, and affix the seal of the Corporation to any instrument which shall require it; and, in general, perform all duties incident to the office of President. The President shall in the absence or incapacity of the Chairman of the Board, perform all the duties and functions and exercise all the powers of the Chairman of the Board.

SECTION 8. Designated Officers. (a) Chief Executive Officer. Either the Chairman of the Board, or the President, as the Board of Directors may designate, shall be the Chief Executive Officer of the Corporation. The officer so designated shall have, in addition to the powers and duties applicable to the office set forth in Section 5 or 7 of this Article V, general and active supervision over the business and affairs of the Corporation and over its several officers, agents, and employees, subject, however, to the control of the Board. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect, be an ex officio member of all committees of the Board (except the Audit Committee, the Directors and Corporate Governance Committee, and committees specifically empowered to fix or approve the Chief Executive Officer's compensation or to grant or administer bonus, option or other similar plans in which the Chief Executive Officer is eligible to participate), and, in general, shall perform all duties incident to the position of Chief Executive Officer and such other duties as may from time to time be assigned by the Board. (b) Other Designated Officers. The Board of Directors may designate officers to serve as Chief Financial Officer, Chief Accounting Officer and other such designated positions and to fulfill the responsibilities of such designated positions in addition to their duties as officers as set forth in this Article V.

SECTION 9. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. Each Executive and Senior Vice President shall perform all such duties as from time to time may be assigned by the Board or the Chairman of the Board or a Vice Chairman of the Board or the President. Each Vice President shall perform all such duties as from time to time may be assigned by the Board or the Chairman of the Board or a Vice Chairman of the Board or the President or an Executive or a Senior Vice President. Any Vice President may sign certificates representing shares of stock of the Corporation pursuant to the provisions of Section 1 of Article VII of these By-laws.

SECTION 10. Treasurer. The Treasurer shall:

(a) have charge and custody of, and be responsible for, all the funds and securities of the Corporation, and may invest the same in any securities, may open, maintain and close accounts for effecting any and all purchase, sale, investment and lending transactions in securities of any and all kinds for and on behalf of the Corporation or any employee pension or benefit plan fund or other fund established by the Corporation, as may be permitted by law;

(b) keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation;

(c) deposit all moneys and other valuables to the credit of the Corporation in such depositaries as may be designated by the Board or the Executive Committee;

(d) receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever;

(e) disburse the funds of the Corporation and supervise the investment of its funds, taking proper vouchers therefor;

(f) render to the Board, whenever the Board may require, an account of all transactions as Treasurer; and

(g) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the Board or the Chairman of the Board or a Vice Chairman of the Board or the President or an Executive or Senior Vice President.

SECTION 11. Secretary. The Secretary shall:

(a) keep or cause to be kept in one or more books provided for the purpose, the minutes of all meetings of the Board, the Executive Committee and other committees of the Board and the stockholders;

(b) see that all notices are duly given in accordance with the provisions of these By-laws and as required by law;

(c) be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;

(d) see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and

(e) in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned by the Board or the Chairman of the Board or a Vice Chairman of the Board or the President or an Executive or Senior Vice President.

SECTION 12. Controller. The Controller shall:

(a) have control of all the books of account of the Corporation;

(b) keep a true and accurate record of all property owned by it, of its debts and of its revenues and expenses;

(c) keep all accounting records of the Corporation (other than the accounts of receipts and disbursements and those relating to the deposits of money and other valuables of the Corporation, which shall be kept by the Treasurer);

(d) render to the Board, whenever the Board may require, an account of the financial condition of the Corporation; and

(e) in general, perform all the duties incident to the office of Controller and such other duties as from time to time may be assigned by the Board or the Chairman of the Board or a Vice Chairman of the Board or the President or an Executive or Senior Vice President.

SECTION 13. Compensation. The compensation of the officers of the Corporation shall be fixed from time to time by the Board; provided, however, that the Board may delegate to a committee the power to fix or approve the compensation of any officers. An officer of the Corporation shall not be prevented from receiving compensation by reason of being also a director of the Corporation; but any such officer who shall also be a director shall not have any vote in the determination of the amount of compensation paid to such officer.

ARTICLE VI

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

SECTION 1. Execution of Contracts. Except as otherwise required by law or these By-laws, any contract or other instrument may be executed and delivered in the name and on behalf of the Corporation by any officer (including any assistant officer) of the Corporation. The Board or the Executive Committee may authorize any agent or employee to execute and deliver any contract or other instrument in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances as the Board or such Committee, as the case may be, may by resolution determine.

SECTION 2. Loans. Unless the Board shall otherwise determine, the Chairman of the Board or a Vice Chairman of the Board or the President or any Vice President, acting together with the Treasurer or the Secretary, may effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, but in making such loans or advances no officer or officers shall mortgage, pledge, hypothecate or transfer any securities or other property of the Corporation, except when authorized by resolution adopted by the Board.

SECTION 3. Checks, Drafts, etc. All checks, drafts, bills of exchange or other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed in the name and on behalf of the Corporation by such persons and in such manner as shall from time to time be authorized by the Board or the Executive Committee or authorized by the Treasurer acting together with either the General Manager of an operating unit or a nonfinancial Vice President of the Corporation, which authorization may be general or confined to specific instances.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board or the Executive Committee may from time to time designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board or the Executive Committee. For the purpose of deposit and for the purpose of collection for the account of the Corporation, checks, drafts and other orders for the payment of money which are payable to the order of the Corporation may be endorsed, assigned and delivered by any officer, employee or agent of the Corporation.

SECTION 5. General and Special Bank Accounts. The Board or the Executive Committee may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositaries as the Board or the Executive Committee may designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board or the Executive Committee. The Board or the Executive Committee may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these By-laws, as it may deem expedient.

SECTION 6. Indemnification. The Corporation shall, to the fullest extent permitted by applicable law as in effect at any time, indemnify any person made, or threatened to be made, a party to an action or proceeding whether civil or criminal (including an action or proceeding by or in the right of the Corporation or any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, for which any director or officer of the Corporation served in any capacity at the request of the Corporation), by reason of the fact that such person or such person's testator or intestate was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein. Such indemnification shall be a contract right and shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law in effect at any time.

Indemnification shall be deemed to be 'permitted' within the meaning of the first sentence hereof if it is not expressly prohibited by applicable law as in effect at the time.

ARTICLE VII

SHARES

SECTION 1. Stock Certificates. The shares of the Corporation shall be represented by certificates, or shall be uncertificated shares. Each owner of stock of the Corporation shall be entitled to have a certificate, in such form as shall be approved by the Board, certifying the number of shares of stock of the Corporation owned. To the extent that shares are represented by certificates, such certificates of stock shall be signed in the name of the Corporation by the Chairman of the Board or a Vice Chairman of the Board or the President or a Vice President and by the Secretary and sealed with the seal of the Corporation (which seal may be a facsimile, engraved or printed); provided, however, that where any such certificate is signed by a registrar, other than the Corporation or its employee, the signatures of the Chairman of the Board, a Vice Chairman of the Board, the President, the Secretary, and transfer agent or a transfer clerk acting on behalf of the Corporation upon such certificates may be facsimiles, engraved or printed. In case any officer, transfer agent or transfer clerk acting on behalf of the Corporation ceases to be such officer, transfer agent, or transfer clerk before such certificates shall be issued, they may nevertheless be issued by the Corporation with the same effect as if they were still such officer, transfer agent or transfer clerk at the date of their issue.

SECTION 2. Books of Account and Record of Stockholders. There shall be kept at the office of the Corporation correct books of account of all its business and transactions. minutes of the proceedings of stockholders, Board, and Executive Committee, and a book to be known as the record of stockholders, containing the names and addresses of all persons who are stockholders, the number of shares of stock held, and the date when the stockholder became the owner of record thereof.

SECTION 3. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made on the record of stockholders of the Corporation only upon authorization by the registered holder thereof, or by an attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and on surrender of the certificate or certificates for such shares properly endorsed, provided such shares are represented by a certificate, or accompanied by a duly executed stock transfer power and the payment of all taxes thereon. The person in whose names shares of stock shall stand on the record of stockholders of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfers of shares shall be made for collateral security and not absolutely and written notice thereof shall be given to the Secretary or to such transfer agent or transfer clerk, such fact shall be stated in the entry of the transfer.

SECTION 4. Regulations. The Board may make such additional rules and regulations as it may deem expedient, not inconsistent with these By-laws, concerning the issue, transfer and registration of certificated or uncertificated shares of stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents or one or more transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

SECTION 5. Fixing of Record Date. The Board shall fix a time not exceeding sixty nor less than ten days prior to the date then fixed for the holding of any meeting of the stockholders or prior to the last day on which the consent or dissent of the stockholders may be effectively expressed for any purpose without a meeting, as the time as of which the stockholders entitled to notice of and to vote at such meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined, and all persons who were holders of record of voting stock at such time, and no others, shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be. The Board may fix a time not exceeding sixty days preceding the date fixed for the payment of any dividend or the making of any distribution or the allotment of rights to subscribe for securities of the Corporation, or for the delivery of evidences of rights or evidences of interests arising out of any change, conversion or exchange of capital stock or other securities, as the record date for the determination of the stockholders entitled to receive any such dividend, distribution, allotment, rights or interests, and in such case only the stockholders of record at the time so fixed shall be entitled to receive such dividend, distribution, allotment, rights or interests.

SECTION 6. Lost, Destroyed or Mutilated Certificates. The holder of any certificate representing shares of stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of such certificate, and the Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it which the owner thereof shall allege to have been lost or destroyed or which shall have been mutilated, and the Corporation may, in its discretion, require such owner or the owner's legal representatives to give to the Corporation a bond in such sum, limited or unlimited, and in such form and with such surety or sureties as the Board in its absolute discretion shall determine, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate, or the issuance of such new certificate. Anything to the contrary notwithstanding, the Corporation, in its absolute discretion, may refuse to issue any such new certificate, except pursuant to legal proceedings under the laws of the State of New York.

SECTION 7. Inspection of Records. The record of stockholders and minutes of the proceedings of stockholders shall be available for inspection, within the limits and subject to the conditions and restrictions prescribed by applicable law.

SECTION 8. Auditors. The Board shall employ an independent public or certified public accountant or firm of such accountants who shall act as auditors in making examinations of the consolidated financial statements of the Corporation and its subsidiaries in accordance with generally accepted auditing standards. The auditors shall certify that the annual financial statements are prepared in accordance with generally accepted accounting principles, and shall report on such financial statements to the stockholders and directors of the Corporation. The Board's selection of auditors shall be presented for ratification by the stockholders at the annual meeting. Directors and officers, when acting in good faith, may rely upon financial statements of the Corporation represented to them to be correct by the officer of the Corporation having charge of its books of account, or stated in a written report by the auditors fairly to reflect the financial condition of the Corporation.

ARTICLE VIII

OFFICES

SECTION 1. Principal Office. The principal office of the Corporation shall be at such place in the Town of North Castle, County of Westchester and State of New York as the Board shall from time to time determine.

SECTION 2 Other Offices. The Corporation may also have an office or offices other than said principal office at such place or places as the Board shall from time to time determine or the business of the Corporation may require.

ARTICLE IX

WAIVER OF NOTICE

Whenever under the provisions of any law of the State of New York, the Certificate of Incorporation or these By-laws or any resolution of the Board or any committee thereof, the Corporation or the Board or any committee thereof is authorized to take any action after notice to the stockholders, directors or members of any such committee, or after the lapse of a prescribed period of time, such action may be taken without notice and without the lapse of any period of time, if, at any time before or after such action shall be completed, such notice or lapse of time shall be waived by the person or persons entitled to said notice or entitled to participate in the action to be taken, or, in the case of a stockholder, by an attorney thereunto authorized. Attendance at a meeting requiring notice by any person or, in the case of a stockholder, by the stockholder's attorney, agent or proxy, shall constitute a waiver of such notice on the part of the person so attending, or by such stockholder, as the case may be.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall end on the thirty-first day of December in each year.

ARTICLE XI

SEAL

The Seal of the Corporation shall consist of two concentric circles with the IBM logotype appearing in bold face type within the inner circle and the words 'International Business Machines Corporation' appearing within the outer circle.

ARTICLE XII

AMENDMENTS

These By-laws may be amended or repealed or new By-laws may be adopted by the stockholders at any annual or special meeting, if the notice thereof mentions that amendment or repeal or the adoption of new By-laws is one of the purposes of such meeting. These By-laws, subject to the laws of the State of New York, may also be amended or repealed or new By-laws may be adopted by the affirmative vote of a majority of the Board given at any meeting, if the notice thereof mentions that amendment or repeal or the adoption of new By-laws is one of the purposes of such meeting.

EXHIBIT F

Exhibit F

Blackline of the relevant portions of the By-laws as would be amended by the Proposal if adopted

SECTION 5. **Chairman of the Board.** The Chairman of the Board shall, if present, preside at each meeting of the stockholders and of the Board and shall perform such other duties as may from time to time be assigned by the Board. The Chairman may sign certificates representing shares of the stock of the corporation pursuant to the provisions of Section 1 of ArticleVII of these Bylaws; sign, execute and deliver in the name of the corporation all deeds, mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing, execution or delivery thereof shall be expressly delegated by the Board or these By- laws to some other officer or agent of the corporation or where they shall be required by law otherwise to be signed, executed and delivered; and affix the seal of the corporation to any instrument which shall require it. The Chairman of the Board, when there is no President or in the absence or incapacity of the President. shall perform all the duties and functions and exercise all the powers of the President.

The Chairman of the Board shall be a director who is independent from the Corporation. A director is not "independent" if he or she:

(a) in the last five years has been (i) employed by the Corporation; (ii) employed by, served as a director of or has had a five percent or greater equity interest in an entity that makes payments to or receives payments from the Corporation and either: (A) such payments account for one percent or more of the entity's or the Corporation's consolidated gross revenues in any single fiscal year; or (B) if the entity is a debtor or creditor of the Corporation, the amount owed exceeds one percent of the Corporation's or entity's assets; (iii) an employee or director of a foundation, university or other non-profit organization that receives donations from the Corporation, or the director has been a direct beneficiary of any donations to such an organization; or (iv) part of an interlocking directorate in which the CEO or other employee of the Corporation serves on the board of an entity employing the director; or

(b) in the past five years has provided consulting or other services to the Corporation or an executive officer of the Corporation; or

(c) is the parent, child, sibling, aunt, uncle or cousin of someone described in any of the subsections in (a) or (b) above.

If the Board determines that a Chairman of the Board who was independent when selected is no longer independent, the Board shall select a new Chairman of the Board who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is

independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively.

. . . .

SECTION 8. Designated Officers. (a) Chief Executive Officer. [~~Either the Chairman of the Board, or the President, as the Board of Directors may designate, shall be the Chief Executive Officer of the corporation. The officer so designated~~] **The Chief Executive Officer** shall have, in addition to the powers and duties applicable to the office set forth in Section 5 or 7 of this Article V, general and active supervision over the business and affairs of the corporation and over its several officers, agents, and employees, subject, however, to the control of the Board. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect, be an ex officio member of all committees of the Board (except the Audit Committee, the Directors and Corporate Governance Committee, and committees specifically empowered to fix or approve the Chief Executive Officer's compensation or to grant or administer bonus, option or other similar plans in which the Chief Executive Officer is eligible to participate), and, in general, shall perform all duties incident to the position of Chief Executive Officer and such other duties as may from time to time be assigned by the Board. (b) Other Designated Officers. The Board of Directors may designate officers to serve as Chief Financial Officer, Chief Accounting Officer and other such designated positions and to fulfill the responsibilities of such designated positions in addition to their duties as officers as set forth in this Article V.